Exhibit 10.1

EVERQUOTE, INC.

COMMON STOCK REPURCHASE AGREEMENT

THIS COMMON STOCK REPURCHASE AGREEMENT (this "**Agreement**") is made as of August 10, 2025, by and among EverQuote, Inc., a Delaware corporation (the "**Company**"), and Link Ventures, LLLP (the "**Seller**").

WHEREAS, as of the date hereof, Seller owns 3,498,154 shares of the Company's Class A Common Stock, par value $0.001 per share (the "**Common Stock**"); and

WHEREAS, the Seller now wishes to sell to the Company, and the Company wishes to purchase from the Seller, the number of shares of Common Stock as set forth on Exhibit A attached hereto (the "**Shares**").

NOW, THEREFORE, the parties hereby agree as follows:

1.   Repurchase of Shares; Closing.

1.1   Repurchase of Shares. Subject to the terms and conditions of this Agreement, the Seller agrees to sell, transfer, assign, convey and deliver to the Company at the Closing (as defined below) free and clear of any claims, suits, proceedings, commitments, restrictions, limitations, security interests, pledges, liens or encumbrances of kind or nature whatsoever that number of Shares set forth opposite the Seller's name on Exhibit A attached hereto under the heading "Number of Shares Repurchased" at a price of $23.33 per share (the "**Per Share Price**") and the Company agrees to purchase and acquire such Shares from the Seller at the Closing at the Per Share Price (the entire such transaction being referred to herein as the "**Repurchase**"). The aggregate consideration payable to the Seller at the Closing shall be referred to herein as the "**Gross Repurchase Proceeds**".

1.2   Repurchase Closing. The Repurchase shall take place remotely via the exchange of documents and signatures on the date hereof, or at such other time and place as the Company and the Seller agree upon orally or in writing (which time and place are designated as the "**Closing**"), assuming satisfaction or waiver (by the applicable party) of the conditions set forth in Section 4. At the Closing, for Shares held (i) in certificated form, Seller shall deliver or cause to be delivered to the Company or its transfer agent certificates representing such Shares, as well as other appropriate documentation requested by the transfer agent, (ii) of record in book-entry form, Seller shall deliver or cause to be delivered to the Company or its transfer agent the appropriate transfer documentation requested by the Company's transfer agent, and/or (iii) through a broker or other nominee, Seller shall initiate or cause to be initiated such appropriate electronic transfer(s) (including through a Deposit and Withdrawal at Custodian) of such Shares through the book-entry facilities of The Depository Trust Company to one or more accounts designated by the Company, in each case against payment by the Company of the Gross Repurchase Proceeds as provided in Section 1.1 above. At the Closing, subject to the terms and conditions of this Agreement, the Company shall pay to the Seller by check, wire transfer or any combination thereof the Gross Repurchase Proceeds, as set forth opposite the Seller's name on Exhibit A. From and after the Closing, Seller will no longer own or have any rights in the Shares, and the Company shall be relieved of any and all liability to Seller with respect to the Shares.

        1.3   <u>Full Consideration</u>. The parties agree that the full consideration for the transfer and sale hereunder of the Shares is the delivery of the Gross Repurchase Proceeds by the Company to Seller as provided in <u>Section 1.2</u> hereof.

        2.   <u>Representations and Warranties of the Seller</u>. The Seller hereby represents and warrants to the Company that:

        2.1   <u>Ownership of Shares</u>. The Seller owns all right, title and interest (legal and beneficial) in and to all of the Shares being sold by the Seller pursuant to this Agreement free and clear of all liens, including, but not limited to, any lien, pledge, claim, security interest, encumbrance, mortgage, assessment, charge, restriction, vesting conditions, voting agreement, or limitation of any kind, whether arising by agreement, operation of law or otherwise, except for those imposed by applicable federal and state securities laws, by agreement between the Seller and the Company or the Company's organizational documents. Except for this Agreement, there is no agreement, arrangement or understanding with any other person regarding the sale or transfer of any Shares. The Seller and its affiliates hold, as of the date hereof, the shares of Common Stock and/or Class B common stock, par value $0.001 per share, of the Company, set forth on <u>Exhibit B</u> hereto, each of which such holder owns all right, title and interest (legal and beneficial) in and to all of the shares of capital stock set forth opposite its name on Exhibit B free and clear of all liens, including, but not limited to, any lien, pledge, claim, security interest, encumbrance, mortgage, assessment, charge, restriction, vesting conditions, voting agreement, or limitation of any kind, whether arising by agreement, operation of law or otherwise, except for those imposed by applicable federal and state securities laws, by agreement between the applicable stockholder and the Company or the Company's organizational documents.

        2.2   <u>Authority</u>. The Seller has the full power and authority to sell, transfer, assign, convey and deliver to the Company the Shares being purchased and acquired by the Company, and upon delivery and payment for the Shares at the Closing, the Company shall acquire valid and unencumbered title to the Shares to be delivered by the Seller hereunder.

        2.3   <u>Enforceability</u>. This Agreement constitutes the valid and legally binding obligation of the Seller, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws of general application affecting enforcement of creditors' rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

        2.4   <u>No Consents</u>. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any foreign, federal, state or local governmental authority or any other third party on the part of the Seller is required in connection with the consummation of the transactions contemplated by this Agreement.

        2.5   <u>Compliance with Other Instruments</u>. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby will not result in a violation of, or default under, any instrument, judgment, order, writ, decree or contract to which the Seller is a party or to which Seller is bound, or an event that results in the creation of any lien, charge or encumbrance upon the Shares being sold by the Seller. The Seller has received as of the Closing all consents or waivers necessary to transfer the Shares being purchased by the Company from the Seller and such transfer is not subject to any right of notice, first refusal, preemptive, tag-along or drag-along right or other comparable obligations or restrictions.

        2.6   Litigation. There is no action, suit, proceeding or investigation pending or, to the Seller's knowledge, currently threatened that questions the validity of this Agreement, or the right of the Seller to enter into this Agreement or to consummate the transaction contemplated hereby.

        2.7   Receipt of Information; Consideration. The Seller believes it has received all the information it considers necessary or appropriate for deciding whether to enter into this Agreement and perform the obligations set forth herein. The Seller hereby represents that it has had an opportunity to ask questions and receive answers from the Company regarding the business, properties, prospects and financial condition of the Company, including, without limitation, any strategic transaction, public securities offering, private financing transaction (whether debt or equity), merger, consolidation, recapitalization, reclassification, reorganization, change of control transaction, sale of assets or securities, liquidation or similar transaction which have been, are being or may be contemplated by the Company. The Seller hereby acknowledges that any future sale or purchase of shares of the Company's capital stock could be at a premium or a discount relative to the Per Share Price being paid to the Seller, and that such sale or purchase could occur at any time or not at all. The Seller hereby acknowledges that it has not relied on any representation or statement of the Company (except as explicitly set forth in Section 3 of this Agreement) in making its investment decision in selling the Shares to be sold by the Seller. The Seller acknowledges and agrees that the Per Share Price represents fair consideration and at least reasonably equivalent value for the Shares.

        2.8   Sophisticated Seller. The Seller (a) is a sophisticated individual or entity familiar with transactions similar to those contemplated by this Agreement, (b) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Shares, (c) has independently and without reliance upon the Company, and based on such information and the advice of such advisors as the Seller has deemed appropriate, made his, her or its own analysis and decision to enter into this Agreement. Seller acknowledges that neither of the Company, its officers or affiliates are acting as a fiduciary or financial or investment adviser to the Seller, and have not given the Seller any investment advice, opinion or other information on whether the sale of the Shares is prudent. The Seller further acknowledges that (w) the Company currently may have, and later may come into possession of, information with respect to the Company that is not known to the Seller and that may be material to a decision to sell the Shares, including without limitation pursuant to Sections 10(b) and 20A of the Exchange Act of 1934, as amended (the "**Exchange Act**"), or the rules and regulations promulgated by the Securities and Exchange Commission under the Exchange Act ("**Excluded Information**"), (x) the Seller has determined to sell the Shares notwithstanding any lack of knowledge of the Excluded Information, (y) the value of the Shares may significantly appreciate or depreciate over time and by agreeing to sell the Shares to the Company pursuant to this

Agreement, the Seller is giving up the opportunity to sell the Shares at a higher price in the future and (z) the Company shall have no liability to the Seller, and the Seller to the fullest extent of the law waives and releases any claims, whether known or unknown, that it might have against the Company, whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Excluded Information in connection with the sale of the Shares and the transactions contemplated by this Agreement. The Seller understands that Company will rely on the accuracy and truth of the foregoing representations, and the Seller hereby consents to such reliance.

2.9   Tax Liability. The Seller has reviewed with its own tax advisors the federal, state, local and foreign tax consequences of the purchase and sale of the transactions contemplated by this Agreement. The Seller is relying solely on such advisors and not on any statements or representations of the Company or any of its agents for the federal, state, local and foreign tax consequences to any party that may result from the purchase and sale of the Shares transactions contemplated by this Agreement. The Seller acknowledges and agrees that the Company shall not be responsible for any tax liability of the Seller that may arise as a result of the transactions contemplated by this Agreement.

2.10   Counsel. The Seller agrees and acknowledges that the Seller has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with the Seller's own legal counsel. The Seller is relying solely on the Seller's own legal counsel and not on any statements or representations of the Company, any of the Company's agents or any counsel to the Company, for legal advice with respect to this Agreement and any transaction contemplated hereby.

3.   Representations and Warranties of the Company. The Company hereby represents and warrants that:

3.1   Authorization.   The execution and delivery of this Agreement, the performance of all obligations of the Company hereunder, and the purchase of the Shares by the Company hereunder, have been duly and validly authorized by all necessary action on the part of the Company.

3.2   Enforceability. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws of general application affecting enforcement of creditors' rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.3   Compliance with Other Instruments.   The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby will not result in a material violation of, or default under, the certificate of incorporation or bylaws of the Company or any instrument, judgment, order, writ, decree or material contract known to the Company to which the assets of the Company are subject.

4. Conditions to the Closing.

  4.1 Conditions of Company's Obligations at the Closing. The obligations of the Company under Section 1.1 and Section 1.2 of this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions:

    (a) Representations and Warranties. The representations and warranties of the Seller contained in Section 2 shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

    (b) Performance. The Seller shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Seller on or before the Closing.

    (c) Qualifications. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful purchase of the Shares pursuant to this Agreement shall be duly obtained and effective as of the Closing.

    (d) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Company, and they shall have received all such counterpart original and certified or other copies of such documents as they may reasonably request, including, but not limited to, transfer documentation requested by the Company's transfer agent.

    (e) Lockup Agreement. The Seller shall have executed and delivered to the Company the Lockup Agreement in substantially the form attached hereto as Exhibit C which is in full force and effect as of the Closing.

  4.2 Conditions of the Seller's Obligations at the Closing. The obligations of the Seller to the Company under this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions by the Company:

    (a) Representations and Warranties. The representations and warranties of the Company contained in Section 3 shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

    (b) Payment of Repurchase Proceeds; Performance. The Company shall have delivered the applicable Gross Repurchase Proceeds to be paid to the Seller and the Company shall have performed and complied in all material respects with all other agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the Closing.

    (c) Qualifications. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful purchase of the Shares pursuant to this Agreement shall be duly obtained and effective as of the Closing.

5.   Release.   Effective as of the Closing, and in partial consideration of the consummation of the transactions set forth herein, (i) the Seller, for itself and its heirs, successors, assigns, family members, representatives, agents and affiliates (collectively, including the Seller, the "**Seller Releasors**"), hereby forever fully, irrevocably and unconditionally releases and discharges the Company, its affiliates, subsidiaries (direct and indirect), members (direct and indirect), partners (direct and indirect), parents, predecessors, successors, stockholders, managers, directors, officers, principals, employees, agents, lenders (and agents related thereto), insurers, counsel, advisors and representatives thereof, heirs, assigns, and representatives (collectively, the "**Company Released Parties**") of and from any and all actions, suits, claims, demands, debts, sums of money, accounts, reckonings, bonds, bills, covenants, contracts, controversies, promises, judgments, damages, liabilities or obligations of any kind whatsoever, in law or equity, and causes of action of every kind and nature, or otherwise (including, claims for damages, costs, expenses, and attorneys', brokers' and accountants' fees and expenses), arising out of or related to any events, facts, conditions or circumstances related to this Agreement and the Repurchase, which such Seller Releasors now have, can have, shall have, or may have against the Company Released Parties, whether known or unknown, suspected or unsuspected, unanticipated as well as anticipated, and whether accrued or hereafter to accrue (the "**Seller Claims**"). The Seller Releasors hereby irrevocably agree to refrain from directly or indirectly asserting any claim or demand or commencing (or causing to be commenced) any suit, action, or proceeding of any kind, in any court or before any tribunal, against any Company Released Party based upon any Seller Released Claim. This release shall not extend to any manner of claims, demands, debts, damages and liabilities, whether known or unknown, whether in law or equity, in connection with, or that affect, each party's rights under this Agreement that cannot be released as a matter of law. The Company Released Parties are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Seller, on behalf of itself and the Seller Releasors and the Company on behalf of itself and the Company Releasors, hereby acknowledge that such person has been advised by legal counsel and is familiar with Section 1542 of the California Civil Code (or the analogous provision of any other applicable state or federal statute or common law principle of similar effect), which provides as follows:

> **A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN TO HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.**

The Seller, on behalf of itself and the Seller Releasors, acknowledges that such person may have sustained damage, loss, cost or expense that is presently unknown or unsuspected, and that such damage, loss, cost or expense as may have been sustained may give rise to additional damage, loss, cost or expense in the future. Nevertheless, the Seller, on behalf of itself and the Seller Releasors acknowledges that this Section 5 has been negotiated and agreed upon in light of this situation and expressly waives any and all rights which any such person may have under

Section 1542 of the California Civil Code, or any other state or federal statute or common law principle of similar effect.

6.   <u>Miscellaneous</u>.

6.1   <u>Further Assurances</u>. Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership or other powers, all such other and additional instruments and documents and do all such other acts and things as may be necessary to more fully effectuate this Agreement.

6.2   <u>Successors and Assigns</u>. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

6.3   <u>Governing Law</u>. This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware, without regard to the conflict of law rules of any jurisdiction.

6.4   <u>Counterparts; Facsimile</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.5   <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6   <u>Notices</u>. All notices, requests, consents and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given, delivered and received (a) upon personal delivery, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (l) business day after the business day of deposit with a nationally recognized overnight courier, specifying next-day delivery, with written verification of receipt, in each case to the intended recipient. All communications shall be sent to the respective parties at their addresses as set forth on the signature pages hereto, or to such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this <u>Section 6.6</u>. If notice is given to the Company, a copy (which shall not constitute notice) shall also be sent to Joseph C. Theis and Aaron J. Berman, Goodwin Procter LLP, 100 Northern Avenue, Boston, Massachusetts 02110.

6.7   <u>Finder's Fee</u>. Each party represents that it neither is nor will be obligated for any finders' fee or commission in connection with this transaction. Each party agrees to indemnify and hold harmless the other parties from any liability for any commission or compensation in the nature of a finders' fee (and the costs and expenses of defending against such liability or asserted liability) for which such party or any of its directors, stockholders, employees or representatives is responsible.

6.8   Amendment and Waivers. Any term of this Agreement may be amended or waived only with the written consent of the Company and the Seller. Any amendment or waiver effected in accordance with this Section 6.8 shall be binding upon the Seller and the Company.

6.9   Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

6.10   Survival of Representations and Warranties.   The representations, warranties and covenants made by the Seller shall survive the Closing. The representations and warranties made by the Seller herein shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Company.

6.11   Entire Agreement. This Agreement, and any other documents delivered pursuant hereto, constitutes the entire agreement and understanding among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings related to such subject matter.

6.12   Full Knowledge.   Each of the parties to this Agreement hereby acknowledges and represents that it has been given sufficient time to review this Agreement and the opportunity to seek legal counsel in connection with the transactions contemplated hereby, and has read this Agreement in its entirety, fully understands it and is in full accord with the terms hereof.

6.13.   Termination. This Agreement may be terminated at any time by the mutual written consent of each of the parties hereto.

(Signature Pages to Follow)

IN WITNESS WHEREOF, the parties have executed this COMMON STOCK REPURCHASE AGREEMENT as of the date first written above.

COMPANY

EVERQUOTE, INC.

DocuSigned by:

By: Joseph Sanborn

66AFA6FE57C4471...

Name: Joseph Sanborn

Title: CFO

IN WITNESS WHEREOF, the parties have executed this COMMON STOCK REPURCHASE AGREEMENT as of the date first written above.

SELLER:

Link Ventures, LLLP
By: Link Management, LLC, its General Partner

By: *David Blundin*
Name: David Blundin
Title: Sole Member

Exhibit A

Per Share Price: $23.33

Seller	Number of Shares to be Repurchased	Gross Repurchase Proceeds
Link Ventures, LLLP	900,000	$21,000,000.00

Exhibit B

Stockholder Name	Number of Shares Held
David Blundin	84,781 Class A Common Stock
Recognition Capital, LLC	95,451 Class A Common Stock
Link Ventures LLLP	3,556,462 Class B Common Stock
Link Ventures LLLP	3,498,154 Class A Common Stock
Cogo Fund 2020, LLC	379,115 Class A Common Stock
David Blundin's son	100 Class A Common Stock